Janice R. Fukakusa Chief Administrative Officer & Chief Financial Officer	Royal Bank of Canada 200 Bay Street Toronto, Ontario M5J 2J5 Tel.: (416) 974-1896 Fax.: (416) 974-0400 janice.fukakusa@rbc.com

FOIA CONFIDENTIAL TREATMENT REQUEST

December 19, 2011

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Suzanne Hayes, Assistant Director
Mr. Kevin W. Vaughn
Ms. Lindsay McCord

RE:	Royal Bank of Canada – Forms 40-F and 40F/A for the fiscal year ended October 31,
2010 filed December 3, 2010; Form 6-K furnished May 27, 2011; Form 6-K furnished August 26, 2011
SEC File No. 001-13928

Dear Ms. Hayes, Mr. Vaughn and Ms. McCord:

On behalf of Royal Bank of Canada (“RBC”), and in accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83), I request confidential treatment of the shaded information identified as confidential under the response to each of the comments in the enclosed letter, dated December 19, 2011, of RBC to Ms. Suzanne Hayes, Mr. Kevin W. Vaughn and Ms. Lindsay McCord of the Division of Corporation Finance, Securities and Exchange Commission (the “Confidential Material”). In addition, we request that any memoranda, notes, transcripts or other writings that are made by or at the direction of any employee of the Securities and Exchange Commission that incorporate, include or relate to any of the Confidential Material or referred to in any conference, meeting, telephone conversation or interview between directors, employees, former employees, representatives, agents of, and/or counsel to RBC, or any other person, likewise be treated as nonpublic information and confidential under the Freedom of Information Act (“FOIA”). Please promptly inform the undersigned and Donald J. Toumey and Donald R. Crawshaw of Sullivan & Cromwell LLP, at the respective addresses indicated below, of any request for the Confidential Material made pursuant to FOIA or otherwise so that we may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Ms. Hayes, Mr. Vaughn and Ms. McCord

U.S. Securities and Exchange Commission

The Confidential Material constitutes privileged or confidential trade secrets or commercial or financial information, and is therefore entitled to confidential treatment under Rule 80(b)(4) of the Rules of Practice of the Commission (17 C.F.R. § 200.80(b)(4)). The Confidential Material has not previously been disclosed or made available to the public.

Pursuant to Rule 83, a copy of this request (but not the Confidential Material) is also being delivered to the Commission’s Office of Freedom of Information Act and Privacy Operations.

Any notifications with respect to this request for confidential treatment should be directed to the undersigned at Royal Bank of Canada, 200 Bay Street, Royal Bank Plaza, Toronto, Ontario M5J 2J5, Canada or via facsimile at 416-974-0400, with a copy to Donald J. Toumey and Donald R. Crawshaw at Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004 or via facsimile at (212) 558-3588.

Very truly yours,

/s/ Janice R. Fukakusa

Janice R. Fukakusa

(Enclosures)

cc:	FOIA Officer, Securities and Exchange Commission
V. L. Young, Chairman, Audit Committee of the Board
G.M. Nixon, President and Chief Executive Officer
D.R. Allgood, Executive Vice President & General Counsel
R. Bolger, Senior Vice President & Controller
L.F. Mezon, Chief Accountant
W.A. Cunningham, Partner, Deloitte & Touche
D.R. Crawshaw, Sullivan & Cromwell LLP
D.J. Toumey, Sullivan & Cromwell LLP
(w/o enclosures)

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Janice R. Fukakusa Chief Administrative Officer & Chief Financial Officer	Royal Bank of Canada 200 Bay Street Toronto, Ontario M5J 2J5 Tel.: (416) 974-1896 Fax.: (416) 974-0400 janice.fukakusa@rbc.com

December 19, 2011

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Suzanne Hayes, Assistant Director
Mr. Kevin W. Vaughn
Ms. Lindsay McCord

RE:	Royal Bank of Canada – Forms 40-F and 40F/A for the fiscal year ended October 31,
2010 filed December 3, 2010; Form 6-K furnished May 27, 2011; Form 6-K furnished
August 26, 2011
SEC File No. 001-13928

We have received your second comment letter dated November 23, 2011 in connection with your review of the audited financial statements and related disclosures for the fiscal year ended October 31, 2010 contained in the annual report on form 40-F (“2010 Form 40-F”) and form 40-F/A of Royal Bank of Canada (“RBC”). For your convenience, we have included the Staff’s comments below in italics type and have keyed our responses accordingly.

All page and note references in our responses pertain to our 2011 Annual Report on form 40-F which we filed with the Securities and Exchange Commission on December 2, 2011, unless otherwise noted. In addition, all dollar amounts are Canadian dollars unless otherwise noted.

Form 40-F/A for the Fiscal Year Ended October 31, 2011

Exhibit 2 – Financial Review

Notes to the Consolidated Financial Statements, page 80

Note 23 Income taxes, page 122

1.	We note your response to prior comment 10 of our letter dated August 9, 2011. In an effort to provide greater transparency on your tax loss carryforwards, please revise future filings, beginning with your 2011 Form 40-F, to disclose significant country concentrations of your operating loss and tax credit carryforwards. Revise to more clearly discuss how the sale of RBC USA will affect the realizability of any tax carryforwards in that jurisdiction.

We have disclosed the information referenced above with respect to significant country concentrations in Note 23, Income taxes, which begins on page 131. This disclosure (a copy of which is set forth below) provides the geographic distribution of our tax loss carryforwards from continuing operations. For RBC Bank (USA), we made an election as part of the sale transaction to reduce our tax cost down to the selling price; consequently, we do not have a loss on sale for tax purposes and hence, there is no deferred tax asset and no

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes, Mr. Vaughn and Ms. McCord

U.S. Securities and Exchange Commission

valuation allowance. For the remainder of our U.S. operations, we have tax loss carryforwards of $67 million against which we have recorded a $55 million valuation allowance; $49 million of the valuation allowance relates to the sale of Liberty Life Insurance Company. Based on this information, we have concluded that the sale of RBC Bank (USA) has no impact on our ability to realize our tax carryforwards in the U.S.A.

Future income tax assets and liabilities are included in Other assets (refer to Note 12) and Other Liabilities (refer to Note 15) and result from tax loss carryforwards and temporary differences between the tax basis of assets and liabilities and their carrying amounts on our Consolidated Balance Sheets. The tax loss carryforwards amount included in future income tax assets of $105 million (2010 – $30 million) relates to operating losses (U.S. – $67 million, Japan $16 million, U.K. – $16 million, and other – $6 million) which will expire in various years beginning in 2013. In addition, we have capital losses included in the tax loss carryforwards amount which will expire in 2016.

We have also included in Note 11, Significant acquisitions and dispositions, on page 119, the amount of future tax assets included in Assets of discontinued operations with the realizability of the asset disclosed in Note 23. A copy of that disclosure is set out below.

	U.S. Regional Retail Operations and Other Assets		Liberty Life		Total
	2011	2010	2011	2010	2011	2010
Total Assets (1)
Securities	$5,194	$5,200	$-	$4,612	$5,194	$9,812
Loans	16,651	18,723	-	477	16,651	19,200
Other (2)	5,298	5,112	-	240	5,298	5,352
	$27,143	$29,035	$-	$5,329	$27,143	$34,364
Total Liabilities
Deposits	$18,470	$18,472	$-	$-	$18,470	$18,472
Insurance claims and policy benefit liabilities	-	-	-	4,477	-	4,477
Other	1,601	1,377	-	128	1,601	1,505
	$20,071	$19,849	$-	$4,605	$20,071	$24,454
(1)	Total other U.S. regional banking assets are nominal.
(2)	Includes deferred tax assets of $1,024 million (2010 – $831 million). Refer to Note 23.

The final sale price of our U.S. retail banking operations will be based on its net asset value, including the related tax loss carryforwards, on the closing date determined in accordance with U.S. GAAP. Accordingly, until the sale transaction closes, we will continue to assess the realizabilty of the future tax assets under IAS 12, Income Taxes, and ASC Topic 740, Income Taxes.

Based on our review of these assets as at October 31, 2011, we concluded that it is more likely than not that the future tax asset associated with our U.S. retail banking operations will be realized. We provided the following related disclosure in Note 23, Income taxes, on page 131.

On a quarterly basis, we review our deferred tax asset, which is included in Other assets on our Consolidated Balance Sheets, to determine whether it is more likely than not that the benefits associated with this asset will be realized; this review involves evaluating both positive and negative evidence. Our deferred tax asset represents temporary differences between the financial reporting and tax bases of certain of our assets and liabilities in addition to the tax benefit of net operating loss carryforwards. Our

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes, Mr. Vaughn and Ms. McCord

U.S. Securities and Exchange Commission

review regarding the realizability of our future tax assets as at October 31, 2011 included an assessment of the tax benefit associated with our U.S. retail banking operations which we have entered into an agreement to sell (refer to Notes 1 and 11). We concluded that there is sufficient positive evidence to overcome the negative evidence that the future tax asset associated with our U.S. banking operations is realizable. Overall, we believe that, based on all available evidence, it is more likely than not that the future income tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

Note 25 Guarantees, commitments and contingencies, page 123

Mortgage loans sold with recourse, page 124

2.	We note your response to prior comment 11 of our letter dated August 9, 2011. Please tell us and revise future filings, beginning with your 2011 Form 40-F, to clearly disclose the extent which you will still be obligated to repurchase loans that were sold before the effective sale date under recourse agreements or due to standard representations and warranties after the sale of the U.S. regional retail banking operations to PNC. Confirm whether all such obligations will be transferred as part of the sale transaction.

The share purchase agreement in respect of the sale of RBC Bank (USA) to PNC contains standard representations and warranties for a transaction of this nature, including in respect of compliance with laws and extensions of credit. Although we could be required to indemnify PNC for losses incurred due to a breach of these representations and warranties, subject to a deductible and an indemnity cap, the share purchase agreement does not contain a mechanism that allows PNC to require us to repurchase loans that are put back to RBC Bank (USA) under recourse agreements post-closing. The outstanding amount of loans sold that are subject to repurchase agreements as at October 31, 2011 was $20 million. Based on this amount, which we determined to be both quantitatively and qualitatively immaterial, and the insignificant amount of loans repurchased, premiums refunded and make whole payments discussed in our previous letter, we do not believe that providing disclosure of outstanding recourse loans would be meaningful to the users of our financial statements.

Form 6-K Furnished on May 27, 2011
Exhibit 99.2 Second Quarter 2011 Report to Shareholders
Interim Consolidated Financial Statements (unaudited)
Note 17: Reconciliation of Canadian and United States generally accepted accounting principles, page 52

3.

We note your response to prior comment 21 of our letter dated August 9, 2011. You state that the presentation of the loan portfolio and allowance for loan losses by individually and collectively assessed approaches would be confusing to the reader. However, we note your referenced disclosure in Note 17 of the Q2 2011 Report to Shareholders where you describe both approaches and identify the approaches used for each portfolio segment. Considering this disclosure explains these terms to your reader, please revise your disclosures within the

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes, Mr. Vaughn and Ms. McCord

U.S. Securities and Exchange Commission

Reconciliation of Canadian and U.S. GAAP in future filings, beginning with your 2011 Form 40-F, to disclose the recorded investment in financing receivables and allowance for credit losses by the impairment methodology (e.g. collectively evaluated, individually evaluated, or related to loans acquired with deteriorated credit quality).

In Note 4, Loans, which begins on page 106, we added the information referenced above regarding loans and allowance for credit losses by impairment methodology. The relevant extract from Note 4 is set forth below.

Note 4 Loans (continued)

We employ different measurement process for our allowance for credit losses for our wholesale and retail client portfolios, either at the individual obligor level or on a pooled basis (collectively assessed) at the portfolio level. Generally, loans that are considered individually significant are assessed on a case-by-case basis at each balance sheet date whether there is any objective evidence that a loan is impaired. Our wholesale portfolio is primarily assessed on an individual client basis. Collectively assessed allowances, on the other hand, include estimated losses on retail loans identified as impaired and estimated losses on both retail and wholesale loans which have not been specifically identified as impaired. The following table disaggregates our outstanding loan balance and allowance for loan losses based on our measurement process:

Loan balances and allowance for credit losses by measurement process

	2011
	Outstanding loan balance	Allowance for loan losses	Total loans net of allowance for loan losses
Retail
Pooled basis	$228,484	(1,109)	227,375
	$228,484	$(1,109)	$227,375
Wholesale
Individual basis	$1,000	$(296)	$704
Pooled basis	68,758	(553)	68,205
	$69,758	$(849)	$68,909
	$298,242	$(1,958)	$296,284

Form 6-K Furnished on August 26, 2011

Exhibit 99.2 Third Quarter 2011 Report to Shareholders

Changes in accounting policies and estimates, page 29

4.	We note your response to prior comments 19 and 20 of our letter dated August 9, 2011. We also note your disclosure here that upon transition to IFRS you completed an impairment test of goodwill as of November 1, 2010 at the cash generating unit (CGU) and determined that the U.S. Banking CGU was impaired by C$1.26 billion. Please address the following:

a)	Tell us the date by which the impairment testing under IFRS as of November 1, 2010 was completed. If this testing was completed before your earnings results for the six months ended April 30, 2011 were filed, tell us how you considered those results in your conclusion that interim testing under Canadian GAAP and U.S. GAAP was not warranted.

[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes, Mr. Vaughn and Ms. McCord

U.S. Securities and Exchange Commission

b)	Tell us whether RBC Bank (USA) was a separate reporting unit for your goodwill impairment test under Canadian and U.S. GAAP. Also, please explain the difference between your reporting units under Canadian and U.S. GAAP and IFRS and whether you have less than 10 reporting units under Canadian and U.S. GAAP.

[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]

c)	Describe in detail the differences in goodwill impairment under Canadian and U.S. GAAP and IFRS other than the testing at the CGU level. In your response please compare the impairment test methodology at October 31, 2010 under Canadian and U.S. GAAP to the test performed at November 1, 2010 under IFRS.

     [Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]

Note 14. Guarantees and contingencies, page 47

5.	We note your disclosure that you have a joint venture with Dexia called RBC Dexia Investor Services and as of July 31, 2011 you were exposed to 50% of the $51.5 billion securities lending indemnifications of the joint venture. We also note your disclosure on page two of exhibit one to your 2010 Form 40-F that RBC Dexia Investor Services acquired Unione di Banche Italine Scpa (UBI) in 2010 and the acquisition made it the fifth largest depositary bank in Italy. Please address the following:

a)	Tell us whether you have reflected your exposure related to this joint venture in the “Credit exposure to certain European countries” disclosure on page 21.

On page 21 of our Q3 2011 Report to Shareholders, ‘Credit exposure to certain European countries’ disclosure did not include our exposure arising from RBC Dexia Investor Services (“RBC Dexia”). We have added our proportionate share of RBC Dexia’s exposure in Europe to the disclosure on pages 46 and 47 of our 2011 Annual Report, an extract from which is set forth below.

European Exposure								Table 45
	2011
	Loans and Acceptances		Other
As at October 31 (C$ millions)	Outstanding	Undrawn commitments	Securities (1)	Letters of credit and guarantees	Other	Repo-style transactions	Over-the- counter derivatives (2)	Total European exposure
Gross exposure to Europe	$6,880	$7,324	$18,167	$8,292	$1,736	$59,271	$27,542	$129,212
Less: Collateral held against repo-style transactions	–	–	–	–	–	58,379	–	58,379
Potential future credit exposure amount	–	–	–	–	–	–	18,329	18,329
Undrawn commitments	–	7,324	–	8,292	–	–	–	15,616
Gross drawn exposure to Europe (3)	$6,880	$–	$18,167	$–	$1,736	$892	$9,213	$36,888
Less: Collateral applied against derivatives	–	–	–	–	–	–	5,461	5,461
Add: Trading securities	–	–	11,826	–	–	–	–	11,826
Net Exposure to Europe (4)	$6,880	$–	$29,993	$–	$1,736	$892	$3,752	$43,253
(1)	Securities include $9.5 billion of AFS securities, $11.8 billion of trading securities and $8.7 billion of deposits.
(2)	Derivative exposures are measured at fair value.
(3)	Based on our interpretation of gross funded exposures as reported by certain U.S. banks, which excludes undrawn commitments, potential future credit exposure amount and collateral.
(4)	Excludes $1.5 billion (2010 – $.7 billion) of exposures to supra-national agencies.

As noted above, our gross credit risk exposure is calculated based on the definitions provided under the Basel II framework whereby risk exposure is calculated before taking into account any collateral and inclusive of an estimate of potential future changes to that credit exposure. On that basis, our total European exposure as at October 31, 2011 was $129 billion. For the same period, our gross drawn exposure to Europe was $37 billion, after taking into account collateral held against repo-style transactions of $58 billion, undrawn commitments for loans and letters of credit of $16 billion and potential future credit exposure to OTC derivatives of $18 billion. Our net exposure to Europe was $43 billion, after taking into account $5 billion of collateral (primarily cash) we hold against OTC derivatives and the addition of trading securities of $12 billion held in our trading book, as these are addressed through market risk. Our net exposure to Europe also reflects $1.1 billion of mitigation through credit default swaps, which are largely used to hedge single name exposure and market risk. This net exposure also includes our proportionate share of RBC Dexia IS exposures.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes, Mr. Vaughn and Ms. McCord

U.S. Securities and Exchange Commission

Net European Exposure (1)							Table 46
	2011						2010
As at October 31 (C$ millions)	Loans outstanding	Securities (2)	Other	Repo-style transactions	Over-the- counter derivatives (3)	Total	Total
U.K.	$4,118	$8,615	$281	$661	$1,664	$15,339	$13,453
Germany	143	5,941	125	1	708	6,918	3,946
France	376	3,534	–	1	278	4,189	8,185
Total U.K., Germany, France	$4,637	$18,090	$406	$663	$2,650	$26,446	$25,584

Greece	$–	$13	$–	$–	$–	$13	$5
Ireland	222	53	40	41	100	456	672
Italy	20	165	34	–	22	241	167
Portugal	–	19	–	–	9	28	40
Spain	198	250	215	–	38	701	1,107
Total Peripheral	$440	$500	$289	$41	$169	$1,439	$1,991

Belgium	$43	$1,551	$–	$–	$216	$1,810	$1,840
Luxembourg	484	1,018	537	–	47	2,086	4,315
Netherlands	323	3,216	33	32	185	3,789	2,943
Sweden	–	2,120	–	109	31	2,260	559
Switzerland	723	1,834	94	24	112	2,787	1,159
Other	230	1,664	377	23	342	2,636	1,397
Total Other Europe	$1,803	$11,403	$1,041	$188	$933	$15,368	$12,213
Total Europe (4)	$6,880	$29,993	$1,736	$892	$3,752	$43,253	$39,788
(1)	All numbers presented reflect our proportionate share of RBC Dexia IS exposures, including updated 2010 amounts for Peripheral Europe.
(2)	Securities include $9.5 billion of AFS securities, $11.8 billion of trading securities and $8.7 billion of deposits.
(3)	Derivative exposures are measured at fair value.
(4)	Excludes $1.5 billion (2010 – $.7 billion) of exposures to supra-national agencies.

With respect to country exposure, our net exposure to larger European countries, including the U.K., Germany and France, represents over 60% of our net European exposure and primarily relates to our Capital Markets and global Wealth Management businesses, in particular fixed income, treasury services, derivatives, and corporate and individual lending. These are client-driven businesses where we transact with a range of European financial institutions, corporations and individuals. In addition, we engage in primary dealer activities in a number of jurisdictions, including the U.K., Germany and France, where we participate in auctions of government debt and act as a market maker and provide liquidity to clients. Our exposure to European banks is generally short-term in nature and / or supported by collateral agreements.

Our net exposure to Greece, Ireland, Italy, Spain and Portugal remained minimal with total outstanding exposure of $1.4 billion as at October 31, 2011, which was down $552 million compared to the prior year. These exposures include lending, as well as trading inventory and derivative positions. It is predominantly investment grade, with limited direct sovereign exposure.

Our largest net exposure to other European countries primarily includes the Netherlands, Switzerland, Sweden, Luxemburg and Belgium, with no other country representing greater than 2% of total net European exposure.

        Loans outstanding of $7 billion are largely to investment grade entities including large multinationals, with the majority of these corporate loans in the U.K. Our European corporate loan book is run on a global basis and the underwriting standards for this loan book reflect the same conservative approach to the use of our balance sheet as we have applied in both Canada and the U.S. The portfolio quality of this loan book remains sound and we have had nominal credit losses on this portfolio of $24 million for the year ended October 31, 2011. The specific PCL ratio and GIL ratio of this loan book were 0.42% and 1.24%, respectively.

Securities consist of AFS securities of $9.5 billion largely reflecting our holdings of Organisation of Economic Co-operation and Development (OECD) securities for regulatory requirement and liquidity management and our trading securities related to both client market making activities and our funding and liquidity management needs. Deposits primarily include deposits with central banks or financial institutions, and also include deposits related to our Wealth Management business in the Channel Islands. All of our trading securities are marked to market on a daily basis.

Repo-style transactions are primarily collateralized funding transactions which facilitate client activities. We manage our exposure by actively managing the collateral at the client level, which includes daily monitoring of the fair value of the collateral received and, as necessary, requesting additional collateral to ensure such transactions remain adequately over-collateralized. The degree of over-collateralization is determined by the underlying collateral, which is dominated by cash and government securities. In addition, we actively monitor the collateral for excess concentrations and change the collateral we hold as required.

        As a market-maker we also provide clients over-the-counter derivatives products, such as interest rate, foreign exchange and other derivative products, in order to provide liquidity and to facilitate the transfer and hedging of risk. In this capacity, we typically act as principal and are consequently required to commit capital to provide execution. To manage counterparty credit risk, we use collateral and master netting agreements, which provides us with the right to a single net settlement of all financial obligations in the event of default. Our counterparties on these transactions include well-rated financial institutions, with the vast majority domiciled in the U.K., Germany and France. Over 80% of the collateral for these transactions is in the form of cash. Our net mark to market exposure to Europe is $3.8 billion, primarily made up of exposure to the U.K., France and Germany, where we conduct business with highly rated banks, sovereigns and large corporations.

Net European Exposure													Table 47
	2011												2010
As at October 31 (C$ millions)	U.K.	Germany	France	Total U.K., Germany, France	Greece	Ireland	Italy	Portugal	Spain	Total Peripheral	Other Europe	Total Europe	Total Europe
Financials	$9,426	$5,092	$1,563	$16,081	$–	$185	$144	$11	$397	$737	$10,438	$27,256	$23,020
Sovereign	1,162	1,482	1,887	4,531	–	144	42	1	55	242	2,377	7,150	9,451
Corporate	4,751	344	739	5,834	13	127	55	16	249	460	2,553	8,847	7,317
Total net European exposure	$15,339	$6,918	$4,189	$26,446	$13	$456	$241	$28	$701	$1,439	$15,368	$43,253	$39,788

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83

Ms. Hayes, Mr. Vaughn and Ms. McCord

U.S. Securities and Exchange Commission

b)	We note Dexia, the other party to the joint venture, announced a restructuring plan on October 4, 2011. Please tell us whether you have revised or expect to revise the joint venture agreement for RBC Dexia Investor Services, and discuss whether you believe the restructuring is likely to have an effect on the future operations of the joint venture. If so, tell us and revise future filings beginning with your 2011 Form 40-F to describe the revised terms and any impact of the restructuring on the joint venture or your exposures related to the joint venture as well as your relationship with Dexia.

Given the restructuring of Dexia group, we are currently assessing our options with respect to the RBC Dexia joint venture. As of the date of this letter, no decision has been made to amend the joint venture agreement. As noted on page 27 of our Business line review for International Banking which is copied below, while the ongoing restructuring of the Dexia group is creating some uncertainty for clients of RBC Dexia, we believe that RBC Dexia is well positioned to benefit from the long-term demographic trends that point to growth in wealth management businesses around the world.

In RBC Dexia IS, continued growth in average fee-based client assets is expected although uncertain market conditions, particularly equity markets may negatively impact client volumes. While the ongoing restructuring of the Dexia group is creating some uncertainty for clients of RBC Dexia, we believe that RBC Dexia is well positioned to benefit from the long-term demographic trends that point to growth in wealth management businesses around the world. For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

If you have any questions regarding our responses, please contact Rod Bolger, RBC’s Senior Vice President of Finance and Controller, at 416-974-0729, or me.

Yours truly,

/s/ Janice R. Fukakusa

Janice R. Fukakusa

cc:	V. L. Young, Chairman, Audit Committee of the Board
G.M. Nixon, President and Chief Executive Officer
D.R. Allgood, Executive Vice President & General Counsel
R. Bolger, Senior Vice President & Controller
L.F. Mezon, Chief Accountant
W.A. Cunningham, Partner, Deloitte & Touche, LLP
D.R. Crawshaw, Sullivan & Cromwell LLP
D.J. Toumey, Sullivan & Cromwell LLP